Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Cachet Financial Solutions Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Cachet Financial Solutions Inc. as of December 31, 2013 and 2012, and the related statements of operations, shareholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cachet Financial Solutions Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LURIE BESIKOF LAPIDUS & COMPANY, LLP
Minneapolis, Minnesota

March 28, 2014, except for "Basis of Presentation" contained in Note 1 as to which the date is August 6, 2014.

CACHET FINANCIAL SOLUTIONS INC.
BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$150,555	$82,969
Accounts receivable, net	329,557	159,826
Deferred commissions	62,732	43,013
Prepaid expenses	487,659	565,400
TOTAL CURRENT ASSETS	1,030,503	851,208
PROPERTY AND EQUIPMENT, net	353,420	618,923
LICENSES	-	20,836
DEFERRED COMMISSIONS	101,468	10,929
DEFERRED FINANCING COSTS	107,936	157,150
TOTAL ASSETS	$1,593,327	$1,659,046

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$937,200	$786,311
Accrued compensation	122,517	101,104
Accrued interest	1,953,502	1,090,219
Accrued rent	30,596	4,482
Deferred revenue	510,319	161,853
Current portion of long-term debt	3,170,672	10,527,825
TOTAL CURRENT LIABILITIES	6,724,806	12,671,794

LONG TERM DEBT, net of current portion	3,933,253	1,098,845
WARRANT LIABILITY	309,000	256,000
DEFERRED REVENUE	401,758	63,084
ACCRUED INTEREST	95,270	-
ACCRUED RENT	61,482	54,331
TOTAL LIABILITIES	11,525,569	14,144,054

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' DEFICIT
Capital Stock, $.01 Par Value, 25,000,000 shares authorized
Preferred shares - 2,500,000 shares authorized, None issued and outstanding	-	-
Common shares - 22,500,000 shares authorized, 5,625,957 and 1,524,991 issued and outstanding	56,260	15,250
ADDITIONAL PAID-IN-CAPITAL	26,612,561	10,135,786
ACCUMULATED DEFICIT	(36,601,063)	(22,636,044)
TOTAL SHAREHOLDERS' DEFICIT	(9,932,242)	(12,485,008)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$1,593,327	$1,659,046

The accompanying notes are an integral part of these financial statements.

CACHET FINANCIAL SOLUTIONS INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2013	2012
REVENUE	$1,179,603	$373,231
COST OF REVENUE	2,462,087	2,048,325
GROSS LOSS	(1,282,484)	(1,675,094)
OPERATING EXPENSES
Sales and Marketing	2,208,689	2,899,903
General and Administrative	3,566,044	2,901,000
Research and Development	982,917	467,210
TOTAL OPERATING EXPENSES	6,757,650	6,268,113
OPERATING LOSS	(8,040,134)	(7,943,207)
INTEREST EXPENSE	(2,804,594)	(4,379,468)
INDUCEMENT TO CONVERT DEBT AND WARRANTS	(1,355,603)	-
SHARE PRICE/CONVERSION ADJUSTMENT	(1,710,475)	-
OTHER EXPENSE	(54,213)	(579,500)
NET LOSS	$(13,965,019)	$(12,902,175)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic and fully diluted	3,897,081	1,524,991
Net loss per common share - Basic and fully diluted	$(3.58)	$(8.46)

The accompanying notes are an integral part of these financial statements.

CACHET FINANCIAL SOLUTIONS INC.
STATEMENTS OF SHAREHOLDERS’ DEFICIT
	Common Stock		Additional	Accumulated	Total Shareholders'
	Shares	Amount	Paid-In-Capital	Deficit	Deficit
Balance December 31, 2011	1,524,991	$15,250	$7,822,767	$(9,733,869)	$(1,895,852)
Issuance of warrants	-	-	2,001,808	-	2,001,808
Stock compensation expense	-	-	311,211	-	311,211
Net loss	-	-	-	(12,902,175)	(12,902,175)
Balance December 31, 2012	1,524,991	15,250	10,135,786	(22,636,044)	(12,485,008)
Issuance of shares, net of $78,450 related costs	319,000	3,190	1,194,360	-	1,197,550
Exercise of stock options	30,000	300	23,700	-	24,000
Conversion of debt and accrued interest into shares	2,765,953	27,660	11,036,157	-	11,063,817
Inducement to convert debt	168,604	1,686	672,728	-	674,414
Inducement to convert warrants	389,790	3,898	677,291	-	681,189
Share price/ conversion adjustment	427,619	4,276	1,706,199	-	1,710,475
Issuance of warrants	-	-	465,625	-	465,625
Stock compensation expense	-	-	700,715	-	700,715
Net Loss	-	-	-	(13,965,019)	(13,965,019)
Balance December 31, 2013	5,625,957	$56,260	$26,612,561	$(36,601,063)	$(9,932,242)

The accompanying notes are an integral part of these financial statements.

CACHET FINANCIAL SOLUTIONS INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013	2012
OPERATING ACTIVITIES
Net loss	$(13,965,019)	$(12,902,175)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of discount/amortization of financing costs	1,199,874	3,268,717
Depreciation and amortization	366,718	332,742
Stock compensation	700,715	311,211
Amortization of deferred commissions	89,281	45,503
Debt/Warrant inducement and share price adjustment	3,066,078	-
	(8,542,353)	(8,944,002)
Changes in operating assets and liabilities:
Accounts receivable	(169,731)	(118,134)
Deferred commissions	(199,538)	(83,958)
Prepaid expenses	77,741	(40,160)
Accounts payable	150,889	368,290
Accrued compensation	21,413	17,090
Accrued interest	1,508,880	1,034,664
Deferred revenue	687,140	162,985
Accrued rent	33,264	58,813
Net cash used in operating activities	(6,432,295)	(7,544,412)

INVESTING ACTIVITIES
Purchase of fixed assets	(80,379)	(426,848)
Net cash used in investing actvities	(80,379)	(426,848)

FINANCING ACTIVITIES
Proceeds from issuance of notes and warrants	6,703,499	8,200,980
Repayment of notes	(1,000,000)	-
Issuance of shares, net of costs	1,197,550	-
Proceeds from exercise of options	24,000	-
Payment of debt issuance costs	(253,252)	(228,550)
Repayment of bank borrowings	(91,537)	(147,367)
Proceeds from bank borrowing	-	153,085
Net cash provided by financing activities	6,580,260	7,978,148

NET INCREASE IN CASH AND CASH EQUIVALENTS	67,586	6,888

CASH AND CASH EQUIVALENTS
Beginning of year	82,969	76,081
End of year	$150,555	$82,969

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$142,968	$65,037

NONCASH FINANCING TRANSACTIONS
Conversion of debt to and interest to equity	11,063,816	-
Debt issuance costs in exchange for notes and warrants	267,402	-
Conversion of accrued interest to note payable	43,332	-

The accompanying notes are an integral part of these financial statements.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

1.  Nature of Operations and Summary of Significant Accounting Policies

Nature of Business and Operations Overview

Cachet Financial Solutions Inc. “The Company” is a provider of remote deposit capture (RDC) solutions to financial institutions and their customers. Remote deposit capture is a service that allows customers of a financial institution to use their mobile phone or other scanning device to capture images of checks and transmit the images to accomplish the bank deposit transaction. The Company offers its services to financial institutions in the United States, Canada and Latin America.

Basis of Presentation

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. From its inception to December 31, 2013, the Company has cumulative operating losses of approximately $36.6 million, and as of December 31, 2013, its current liabilities exceed its current assets by approximately $5.7 million.  The Company was also in default on its borrowings under the terms of the Senior Secured Note Payable as well as other debt agreements.   In addition, as described in Note 13 the Company has completed a business acquisition in 2014 that it expects will require an additional payment of $375,000 for the remainder of 2014.

In 2014, the Company expects to continue to grow its client base and increase its revenues through higher RDC transaction volumes. However, the Company is expected to continue to incur significant operating losses through 2014.

In July 2014, the Company completed a public offering of its common stock raising gross proceeds of $6.8 million which, after expenses and repayment of debt and other liabilities, provided the Company with approximately $1.0 million for operations.  In addition, as part of the offering, $6.3 million of existing of debt and accrued interest was converted to 5.1 million shares of common stock.  As of August 6, 2014, the Company has total debt and accrued interest outstanding of $4.3 million and $208,043, respectively, of which approximately $0.8 million will require payment for the remainder of 2014.

On July 30, 2014, the Company entered into an agreement with two Directors to lend up to $2.5 million, bearing interest at 10%, and due January 31, 2015.  If any portion of the notes is outstanding beyond January 31, 2015, the default interest rate is adjusted to 18%.

Although the Company will require additional funds to continue beyond December 31, 2014, it believes the funds raised in the public offering and the funds available under the above mentioned July 30, 2014 agreement with the Directors will be sufficient to allow it to continue operations through December 31, 2014.

Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Revenue Recognition

The Company generates revenue from the following sources: (1) subscription and support fees (2) transaction volume fees, (3) fees related to the implementation of RDC software for clients, and (4) professional services such as client specific software customization and other products and services.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery or performance of services has occurred, the price is fixed and determinable and collection is reasonably assured.   The following is the Company’s revenue recognition policy for each source of revenue:

•	Subscription and support fees are recognized over the contract period.
•	Transactional volume fees are recognized as transactions are processed and monthly services performed.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

•
Implementation fees are recognized over the term of the contract or expected life of the contract where no contractual term exists. Generally, client agreements are entered into for 12 to 36 months. A majority of the implementation service component of the arrangement with customers is performed within 120 days of entering into a contract with the customer.

•
Professional fees and other revenues include fees from consultation services to support the business process mapping, configuration, integration and training and are recognized when the service is performed.

Deferred revenue represents amounts billed to, or paid by clients, in advance of meeting the revenue recognition criteria.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting the Company’s cloud-based application, providing customer support, data communications expense, salaries and benefits of operations and support personnel, software license fees, amortization expense associated with acquired developed technology assets, and property and equipment depreciation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at one financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from customers.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The allowance for doubtful accounts was approximately $89,000 and $10,000 as of December 31, 2013 and December 31, 2012, respectively. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the credit risk.

Property and Equipment

Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Computer and Data Center Equipment	3 years
Purchased software	3 years
Leasehold Improvements	3 - 5 years, or lease term if less
Furniture and fixtures	7 years

Major additions and improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. When assets are retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed and any gain or loss is reported.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

Deferred Financing Costs

Deferred financing costs are capitalized and amortized over the lives of the related debt agreements. The costs are amortized to interest expense using the effective interest method.  In the event debt is converted or paid prior to maturity, any unamortized issuance costs are charged to expense.

Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are capitalized and amortized over the term of the related customer contract.

Advertising

Advertising costs are expensed as incurred and are included in sales and marketing expense on the accompanying statements of operations. Advertising costs were not material in 2013 or 2012.

Net Loss Per Common Share

Basic and diluted net loss per common share for all periods presented is computed by dividing the net loss available to common shareholders by the weighted average common shares outstanding and common stock equivalents, when dilutive. Potentially dilutive common stock equivalents include common shares issued pursuant to stock warrants, stock options and convertible note agreements. Common stock equivalents were not included in determining the fully diluted loss per share as they were antidilutive.

On December 31, 2013, the Company completed a reverse stock split. Every four shares of issued and outstanding common stock were exchanged for one share of issued and outstanding stock, without any change in the par value, and our authorized common shares were proportionally reduced  from 90,000,000 to 22,500,000 shares.  Authorized preferred shares were reduced from 10,000,000 to 2,500,000. All amounts in the accompanying financial statements and notes related to shares, share prices and loss per share reflect retrospective presentation of the reverse split.

The following table reflects the amounts used in determining loss per share:

	2013	2012

Net Loss	$(13,965,019)	$(12,902,175)
Weighted average common shares outstanding	3,897,081	1,524,991
Net Loss Per Common Share – basic and diluted	$(3.58)	$(8.46)

Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments for certain financial instruments and to determine fair value disclosures.  Warrants issued with price protection features are recorded at fair value on a recurring basis.  The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair value due to the short maturity of those instruments. With respect to determination of fair values of financial instruments there are the following three levels of inputs:

Level 1 Inputs– Quoted prices for identical instruments in active markets.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs– Instruments with primarily unobservable value drivers.

The warrants that are carried at fair value are valued using level 3 inputs utilizing a Black-Scholes-Merton option pricing model under probability weighted estimated outcomes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include the Company’s ability to continue as a going concern, allowance for doubtful accounts, assumptions used to value stock options, warrants, conversion incentive and share purchase price adjustment and the value of shares of common stock issued for services.

Stock-Based Compensation

The Company accounts for stock-based compensation using the estimated fair values of warrants and stock options. For purposes of determining the estimated fair values the Company uses the Black-Scholes-Merton option pricing model.   The Company estimates the volatility of its common stock at the date of grant based on the volatility of comparable peer companies which are publicly traded. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and post-vesting forfeitures. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Compensation expense for all share-based payment awards is recognized using the straight-line amortization method over the vesting period.  The fair values of stock award grants are determined based on the number of shares granted and estimated fair value of the Company’s common stock on the date of grant.

Research and Development Costs

The Company considers those costs incurred in developing new processes and solutions to be research and development costs and they are expensed as incurred.

Recent Accounting Pronouncements

The Company’s management has reviewed and considered all recent accounting pronouncements and believe there are none that could potentially have a material impact on the Company’s financial condition, results of operations, or disclosures.

2.  Note Receivable

The Company has a note receivable, bearing interest at 5%, for fees being refunded for an unsuccessful capital raising transaction. The note has a face value of $501,000 and was due in October 2013. The collectability of this note is uncertain and the Company has established a reserve for 100% of the balance owed. The resulting charge is included in other expense in 2012.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

3.  Prepaid Expenses

Prepaid expenses primarily consist of prepayment of licenses and maintenance fees, or deposits with, the providers of RDC software capabilities to the Company.

4.  Property and Equipment

Property and equipment consists of the following at December 31:

	2013	2012

Computer equipment	$208,593	$211,539
Data center equipment	405,057	325,075
Purchased software	570,860	568,170
Furniture and fixtures	59,890	59,236
Leasehold improvements	53,465	53,465
Total property and equipment	1,297,865	1,217,485
Less: accumulated depreciation	(944,445)	(598,562)
Net property and equipment	$353,420	$618,923

Depreciation expense was $345,882 and $311,910 for the years ended 2013 and 2012, respectively.

5.  Financing Arrangements

The Company has raised debt through several forms of borrowing including bank loans, loans from Directors and other affiliated parties and unaffiliated third party investors.  Certain of the debt was issued with detachable warrants that permit the investor to acquire shares of the Company’s common stock at prices as specified in the individual agreements. See Note 9 for additional information regarding conversions of debt and accrued interest into common stock in 2013.

Following is a summary of debt outstanding as of December 31:

	2013	2012

Senior Secured Note Payable, due August 2013	$1,562,500	$1,500,000
Secured Convertible Notes, due June through August 2014	770,000	-
Notes Payable to Directors and Affiliates	2,350,000	2,326,991
Convertible Notes, due March 2015, interest at 10%	575,000	-
Convertible Term Loan, due December 2016, interest at 10%	500,000	-
Convertible, Subordinated Notes, due March 2012 interest at 6%	112,561	312,561
Convertible Subordinated Note, due April 2015	200,000	-
Series Subordinated Notes, as of December 31, 2013 were due from December 2014 through March 2015. Stated interest ranges from 9% to 25%, effective interest ranged from 28% to 261%. The rate at December 31, 2013 was 12%.	863,808	7,066,808
Note Payable, due March 2014, interest at 10%	100,000	-
Convertible Series Notes, due September 2014. Stated interest of 12%, effective interest of 27%.	-	575,000
Installment Note Payable – Bank	137,383	228,920
Long-Term Debt, gross	7,171,252	12,010,280
Unamortized discount	(67,327)	(383,610)
Long-Term Debt, net	$7,103,925	$11,626,670

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

Future maturities of long-term debt at December 31, 2013 are as follows:

2014	$3,170,672
2015	3,433,253
2016	500,000

$7,103,925

Senior Secured Note Payable

In October 2012, the Company entered into a Loan and Security agreement (the “Secured Loan Agreement”) that provides for borrowings of up to $1,500,000. Borrowing under the Secured Loan Agreement is secured by all property of the Company including tangible and intangible property. In addition, the Secured Loan Agreement contained certain negative pledges and restrictions on certain types of transactions and use of loan proceeds. The note is guaranteed by a Company director and the spouse of the director.  The loans carry stated interest rates from 10-16%.  In the event of default interest rates increase to 14% -20%. The Secured Loan Agreement’s stated expiration date was April 23, 2013. Beginning in August 2013 the Company was in default and borrowings are charged interest at the default rates. In addition, the agreement contains certain covenants, some of which the Company was not in compliance with. The note was amended in February 2013 and an additional $1,000,000 was borrowed.  Further, as part of this amendment the lender will receive a payoff premium of $750,000 which the  Company accrued as interest expense in 2013. In December, 2013 $1.0 million of principal was repaid.

The lender also received a warrant to purchase 76,228 shares of Company common stock at $9.00 per share. The warrant expires in October 2017.  Including the value of the warrant at the date of issuance, the effective interest rate on the full $2,500,000 available under the Secured Loan Agreement is 38%. The exercise price of the warrant is subject to downward adjustment in the event of the subsequent sale of common stock or convertible debt at a lower price, as defined, prior to exercise of the warrant. As a result of this provision, the Company determined that the warrant should be accounted for as a liability carried at fair value.  In February 2013, the exercise price was adjusted to $2.88 and the number of shares of Company common stock to be acquired was increased to 238,212 based on a qualifying transaction. The Company determined the value of the warrant to be $309,000 and $256,000 at December 31, 2013 and 2012, respectively.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

The Company also incurred financing costs in conjunction with this transaction aggregating $62,500 that are owed under the same terms as terms as the Secured Loan Agreement.

As of December 31 2013, the lender had agreed to forbear exercising its rights under the agreement until March 6, 2014. See Convertible Term Loan due December 2016 below and Note 13 regarding an extension of the forbearance to May 12, 2014.

Secured Convertible Notes, due June through August 2014

In June through August 2013 the Company borrowed $770,000 under secured convertible notes. The notes bear interest at the annual rate of 10% and mature one year from the date of issue. In the event of default the annual rate of interest increases by 5%. The Company can prepay the loans at any time without penalty.  Borrowings under the notes are secured by all property of the Company including tangible and intangible property. In addition, the notes contain certain negative pledges and restrictions on certain types of transactions and use of loan proceeds. The rights under this note are senior to all other debt, other than the Senior Secured Note described above which ranks senior to this note.

Upon completion of certain equity financing transactions as defined in the notes, the outstanding principal and unpaid interest is automatically converted into common stock. The conversion rate per share is equal to 75% of the per share price of the securities offered in the defined financing transaction.

Notes Payable to Directors and Affiliates

In November 2010, the Company borrowed $300,000 from a director. The loan was unsecured, had a stated interest rate of 6% and was due in equal monthly installments of $9,127 until fully amortized in November 2013. In conjunction with the loan agreement, the director received 17,484 shares of common stock with an aggregate value of $69,937. The remaining balance on this loan was converted to common stock in 2013. (See Note 9)

In 2012, the Company borrowed $1,000,000 in unsecured notes from certain current or former directors or their affiliates. These notes had a stated effective annual interest rate of 24% for the first 60 days and 40% thereafter until paid. These loans were converted to common stock in 2013. (See Note 9)

In October 2012, a director of the Company issued a loan to the Company for $1,105,000, replacing a note payable to a bank in an equal amount. The loan to director was due in November 2013 and had an interest rate equal to the prime rate plus 1.25%, but not less than 4.5%. The loan was guaranteed by the President/CEO of the Company.  Concurrent with that loan, the director received a warrant to purchase 50,000 shares of Company common stock at $4.00 per share. This warrant expires in November 2017. This note was secured by the pledge of 86,875 shares of Company stock and 136,250 options owned by the President/CEO of the Company. The loan was subordinate to the senior secured note payable until such time as that note is repaid; afterwards the loan would have become senior to all other debt. This note was converted into common stock in the February 2013 debt conversion. (See Note 9)

In 2013 the Company borrowed an additional $3,093,332 (including the refinancing of a $250,000 note and related interest of $43,332) from two directors.  Certain of these and other previously outstanding loans to these directors were converted to common shares in 2013 as described in Note 9. As of December 31, 2013, $2,350,000 of borrowings from directors and affiliates remains outstanding. All of these loans bear interest at 10%. Of these borrowings, $925,000 was due on March 15, 2014. (See Note 13). The remaining $1,425,000 (the “2013 Convertible Notes”) is due March 15, 2015 and is automatically converted into common shares upon completion of a qualifying financing transaction as defined in the note agreements. The conversion price is equal to 90% of the per security price in the qualifying financing transaction. In addition, at the time of conversion and based upon the dollar amount of principal and interest converted, holders of these notes will receive one warrant for each dollar converted. These warrants will have terms substantially the same as warrants that may be issued in the financing transaction.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

Convertible Notes due March 2015

In 2013, the Company borrowed $575,000 under convertible notes. These notes are due March 15, 2015 and carry same general conversion provisions as the 2013 Notes Payable to the two Directors described above. The notes bear a stated interest rate of 10%. Warrants to purchase 87,500 shares of common stock at $4.00 per share were issued with $350,000 of this debt, resulting in an effective interest rate of 19% on that portion of the borrowing.

Convertible Term Loan, due December 2016

In December 2013, the Company entered into an agreement to issue convertible notes to an investor in principal amount of up to $4 million. The proceeds of borrowings under the note are expressly to be used to repay amounts owed under the Senior Secured Note Payable. Borrowings under the agreement will bear interest at 10% and the note matures in December 2016. In the event of default, the interest rate increases by either 2% or 4%, depending on the nature of the default. Through December 2013, $500,000 had been borrowed under this agreement. Under the note agreement, the investor has the right, but not the obligation, to advance additional amounts up to the $4 million. The terms of the agreement provide that the investor may have several options to convert the notes at varying rates and times following the completion of a qualifying financing transaction. Depending on the timing of conversion, the holder may also receive warrants to purchase common stock. In addition to conversion of the notes, the holder has the right to request shares of common stock, rather than cash, as payment for interest.

Convertible Subordinated Notes, due March 2012

In March 2011, the Company issued $1,432,561 in face amount of convertible debt, the “March 2011 Notes”. These notes had a stated interest rate of 6%. The terms of the notes allowed the holders to convert the debt into common stock at any time prior to maturity at conversion rate equal to the lesser of $9.00 per share or 25% below the offering price in the sale of securities in a qualified sale of securities, as defined. Payment of principal and interest on these notes was unsecured and subordinated to senior indebtedness, as defined.  Concurrent with the issuance of these notes, the Company issued warrants to purchase 107,442 shares of Company common stock at $4.00 per share. In July and August 2011, the Company prepaid the majority of these notes and accrued interest. After the prepayment, holders of these notes purchased 124,449 shares of Company stock at $9.00 per share for an aggregate purchase price of $1,120,000. In February 2013 an additional $200,000 was converted into common shares. (See Note 9) As of December 31, 2013, $112,561 of these notes remained outstanding.

Convertible Subordinated Note, due April 2015

In April 2013 the Company borrowed $200,000 under a convertible note. The note has a stated interest rate of 9% and is due April 1, 2015. The note is convertible at the option of the holder any time after April 1, 2014. The note is automatically converted upon the occurrence of certain equity financing transactions or change in control as defined in the note. The conversion price is $4.00 per share.

Series Subordinated Notes

Between June 2011 and December 2012, the Company borrowed approximately $7,800,000 utilizing a series of notes (the “Series Notes”). The Series Notes were issued in tranches that contained various terms with regard to maturity dates, interest rates, subordination, conversion features and the number of warrants issued with each tranche. Certain Series Notes contained a Company option to extend the due dates by up to 90 days, as well as provisions for acceleration upon completion of certain financings. In connection with these Series Notes, the Company issued warrants to purchase an aggregate of 780,000 shares of Company common stock at $4.00 per share. These warrants expire in November 2015.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

During, 2013 the Company borrowed an additional $430,000, and issued warrants to purchase 35,688 shares, under the same general provisions as the Series Notes. In 2013 all but $863,808 face amount of the Series Notes had been converted into common stock and all but approximately 75,000 of the related warrants were exchanged for common stock. (See Note 9)

Convertible Series Notes, due September 2014

In 2012 the Company issued $575,000 in convertible notes (the “Convertible Series Notes”) that allowed the holders to convert debt into Company common stock at any time prior to maturity at a conversion rate equal to the lesser of $10.00 per share or 20% below the offering price in the sale of securities in a qualified sale of securities in excess of $10 million, as defined. In addition, these notes automatically convert to Company common stock at the conversion rate in the event of an equity financing in excess of $5 million or a change in control, as defined. These notes also contained a liquidation preference that could result in an amount due upon liquidation equal to 1.5 times the outstanding principal balance. In addition, these notes contained provisions for acceleration in the event of certain equity offerings, as defined.

The note agreement contained a provision that restricted payment to the note holders unless an amount is simultaneously paid to the holders of existing debt.  In addition, the notes were subordinated to all future debt.

The notes were issued with warrants to purchase 35,938 shares of Company common stock at a price based upon future equity sales, as specified in the warrant. The warrants were to expire in September 2017.

During 2013 the Company borrowed an additional $125,000 under the same general terms as the Convertible Series Notes.  In 2013 all of the Convertible Series Notes had been converted into common stock and related warrants exchanged for common stock. (See Note 9)

Installment Note Payable – Bank

In April 2010, the Company borrowed $280,045 from a bank and the note was renewed in May 2011 and 2012.  The note bears interest at the prime rate plus 1%, but not less than 5%. Beginning in June 2011, the note required monthly payments of $8,403.  Upon renewal in May 2012, the note is due on demand, if no demand is made then the note is due in monthly payments of $8,403 from June 30, 2012 through April 2015 with a final payment of $8,389 due in May 2015. Borrowings are secured by substantially all of the Company’s property and are guaranteed by three of the Company’s directors. (See Note 13)

Other Information Regarding Debt

The prime interest rate was 3.25% at December 31, 2013 and 2012.

At December 31, 2013, $1,675,061 of debt was past due.

As a result of either the short term duration or recency of the financing, the Company believes that the fair value of its outstanding debt approximates market value.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

6.  Employee Benefit Plan

The Company has defined contribution 401(k) saving plan covering all employees satisfying certain eligibility requirements.  The plan provides for Company contributions; the Company did not make any contributions for the years ended December 31, 2013 or 2012.

7.  Commitments and Contingencies

Operating Leases

The Company leases approximately 22,000 square feet of office space in Chanhassen, Minnesota.  The lease commenced on May 1, 2012 and extends through August 31, 2016. Prior to May 1, 2012 the Company leased office space under a lease agreement commencing in December 2010 and expiring on April 30, 2012.  In addition to the office space, the Company leases certain office furniture and equipment and IT equipment under operating leases through November 2016. Rent expense under all leases was $383,807 in 2013 and $254,272 in 2012.

The Company’s office space lease calls for rent increases over the term of the lease. The Company records rent expense on a straight line basis using average rent for the term of the lease. The excess of the expense over cash rent paid is shown as accrued rent.

Total future minimum contractual lease payments for all operating leases are as follows:

Minimum Lease Commitments

2014	$336,000
2015	292,000
2016	183,000

Litigation

In December 2010, the Company received notice from a party claiming that one of its trademarks employing the word “Cachet” may infringe that party’s trademarks. We are presently reviewing the matter and expect to engage in discussions with the party. Based on current information and belief we believe there are substantial and meaningful differences between the relevant trademarks that would in our reasonable judgment preclude a finding of infringement, or that would adversely affect the trademark in question. In the event we are unable to reach an agreement with that third party, we intend to vigorously contest its claims and protect our rights.

Financial Service Agreements

The Company has agreements with financial advisory services companies.  These agreements contain various provisions including assisting the Company in identifying potential investors.  The agreements may require the Company to pay the advisor a monthly fee or cash, warrants or combination thereof, based upon certain defined events including the closing of financing transactions.  Some of these agreements contain termination provisions and may require the Company to pay the advisor for transactions closing subsequent to the agreement termination.

The Company entered into an agreement, as amended through March 25, 2014, with an investment firm to provide investment advisory services in connection with raising additional capital. The agreement provides for a fixed  retainer for advisory services aggregating $100,000 in cash and equity securities. In addition, the agreement provides for a fee based upon the amount of capital raised (the “Agent fee”). The Agent fee is to be paid in cash based upon a percentage and type of the capital raised. The Company has also agreed to sell to the parties to the agreement, at a nominal price, warrants to purchase shares of the Company’s common stock. The number of shares and the exercise price of the warrant are based upon the size and terms of the securities issued.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

8.  Income Taxes

The shareholders of the Company elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and related Minnesota statutes. Under these provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the shareholders are liable for income taxes on their respective share of the Company’s taxable income.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company is subject to income tax examinations since its inception in 2010.

Effective January 1, 2014 the Company’s S Corporation election terminated and the Company became subject to Federal and state income taxes. The Company has not included any pro forma income tax information as if the Company were a tax paying entity for 2013 and 2012, as any pro forma tax benefit would be offset by a valuation allowance for the related deferred tax asset as it would be more likely than not that the future tax benefits will not be realized.

9.  Shareholders’ Equity

The Company’s authorized capital consists of 22,500,000 shares of $.01 par value common stock and 2,500,000 shares of $.01 par value preferred stock.

Common Stock

The estimated fair value assigned to shares issued for other than cash was based upon recent cash sales transactions.

In July and August 2011, the Company issued 124,442 shares of Company common stock at $9.00 per shares for an aggregate purchase price of approximately $1,120,000 in conjunction with the prepayment of the Convertible, Subordinated Notes, due March 2012.

During 2013 the Company issued 319,000 shares of common stock at $4.00 per share for gross proceeds of $1,276,000.

In February 2013, the Company offered to convert debt, plus accumulated interest, into shares of the Company’s common stock. To encourage conversion the Company agreed to provide the debt holders a 10% share premium. As a result, $6,744,139 of debt and accumulated interest was converted into 1,854,638 shares of common stock and the value of the premium shares of $674,414 was recorded as an expense. Included in this conversion is $1.1 million of conversions by a former director.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

Concurrent with the conversion of the those notes, the Board of Directors determined that it was in the best interest of the Company to adjust the conversion rates for former noteholders that had previously converted or purchased shares at $9.00 per share.  An adjustment was made to reduce their conversion rate or purchase price, as applicable, to $4.00 per share. As a result, the Company issued an additional 427,619 shares with a fair value of $1,710,475 which was recorded in other expense in the 2013 statement of operations.

In November 2013, the Company offered to convert debt, plus accumulated interest, into shares of the Company’s common stock. As a result, $4,319,677 of debt and accumulated interest was converted into 1,079,920 common shares based on an exchange rate of $4.00 per share.

In November 2013, the Company offered to exchange 1 share of common stock for every 5 warrants outstanding. As a result 389,790 shares were issued and warrants to purchase 1,948,948 common shares were cancelled. At the time of the exchange, the fair value of the shares issued exceeded the fair value of the warrants by $681,189 which was recorded in other expense in the 2013 statement of operations.

Warrants

In addition to warrants issued in connection with debt described above, the following are transactions involving issuance of warrants in September 2011 at $4.00 per share and expiring November 1, 2015:

Three directors guaranteed the note payable – bank each providing a guarantee of up to $1,041,000. Each director received warrants with an aggregate fair value of approximately $1,191,000 to purchase 78,125 shares of Company common stock for providing their guarantees.

In addition, a director received a warrant with a fair value of approximately $389,000 to purchase 76,560 shares of Company common stock in exchange for his pledge of certain personal assets to secure the $1,105,000 loan provided under the bank credit facility.  In consideration for his incremental guarantee of that asset pledge, another director received a warrant with a fair value of approximately $42,100 to purchase 8,291 shares.

In February 2013, the Company issued warrants with a fair value of approximately $205,000 to purchase 281,250 shares of the Company’s common stock at $4.00 per share and expiring November 2017 to a director for the director guaranteeing the Senior Secured Note Payable.

In addition to the warrants issued in February 2013 above, and  those issued in connection with debt as described in Note 5, the Company issued warrants to purchase 232,450  shares of common stock at prices ranging from $4.00 to $5.00 in conjunction with other debt, guarantees, issuances of equity and financing costs. These warrants had a fair value of approximately $157,000.  These warrants were all exchanged for shares in November 2013.

The following is a summary of warrant activity in 2013:

	Number of Warrants	Weighted Avg. Exercise Price	Weighted Remaining Life (Years)

Balance, December 31, 2012	1,557,980	$4.16
Issued	798,872	3.80
Exchanged for shares	(1,948,948)	4.02
Balance, December 31, 2013	407,904	3.35	3.43

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

The fair value of the warrants was determined using the Black-Scholes-Merton option pricing model and the following assumptions for 2013 and 2012.

Both Periods
Expected term	1.5 – 2.5 Years
Expected dividend	0%
Volatility	26% – 38%
Risk-free interest rate	0.26% –1.36%

10.  Equity Incentive Plan

On February 9, 2010, the Board of Directors adopted the 2010 Equity Incentive Plan (EIP).  The plan has been approved by our shareholders.  Participants in the plan may include our employees, officers, directors, consultants, or independent contractors who our compensation committee determines shall receive awards under the plan.  As of December 31, 2013, the number of shares of common stock reserved for issuance under the plan is 625,000 shares.

The plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code (the "Code"). The EIP also permits the grant of options that do not qualify as incentive stock options, restricted stock, restricted stock units, stock bonuses, cash bonuses, stock appreciation rights, performance awards, dividend equivalents, warrants and other equity-based awards. The plan expires on February 12, 2020.  Options granted to employees generally vest over three years. Stock awards granted to non-employee directors generally vest 50% on the grant date and 50% on the first anniversary of the date of the grant. Options expire five years from the date of grant.

In addition to options issued under the EIP, as of December 31, 2013 the Company had issued options to purchase 555,000 shares of Company common stock to directors, certain officers and business consultants.

The Company has used an expected life of three years for the term of the options.  As only a minimal number of options have been exercised, management has made an estimate of an average life that is slightly longer than the vesting period. The Company estimates forfeitures when recognizing compensation expense and this estimate of forfeitures is adjusted over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also impact the amount of unamortized compensation expense to be recognized in future periods.

In February 2013 the Board of Directors approved an adjustment to the exercise price of all outstanding employee stock options that had been issued at a price greater than $4.00 per share. The vesting period for these options was unchanged. The aggregate excess of the fair value of the $4.00 options over the $9.00 options on the date of modification was $236,000.  As a result of this modification the Company recorded additional share-based compensation of $119,000 for the vested portion of those options immediately, and the remaining $117,000 will be recognized over the remaining vesting term.

During 2013 the Company issued options to purchase 330,470 shares with exercise prices ranging from $4.00 to $9.00 per share and an aggregate fair value of approximately $306,000. Of those options, options issued to executive management to purchase 250,000 shares were 100% vested immediately.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

The estimated fair values of stock options granted and assumptions used for the Black-Scholes-Merton option pricing model were as follows:

	2013	2012

Estimated Fair Value	$306,189	$158,265
Options Granted	330,470	67,000

Expected Term	3 Years	3 Years
Expected Dividend	0%	0%
Volatility	30 – 33%	32 – 39%
Risk Free Interest Rate	0.3 – 0.9%	0.3 – 0.4%

Following is a summary of stock option activity in 2013:

	Number of Options	Weighted Avg. Exercise Price		Weighted Remaining Contractual Life (Years)	Intrinsic Value

Balance, December 31, 2012	614,042	$6.00
Granted	330,470	4.13
Exercised	(30,000)	.80
Forfeited or Expired	(86,969)	4.55
Balance, December 31, 2013	827,543	3.49	*	2.81	$423,000
Exercisable at December 31, 2013	680,376	3.38	*	2.76	423,000

* Reflects the February 2013 exercise price adjustment.

Following is a summary of nonvested stock options:

	Number of Options	Weighted Avg. Grant Date Fair Value

Balance, December 31, 2012	236,666	$2.60
Granted	330,470	0.93
Vested	(375,167)	1.42
Forfeited	(44,802)	2.05
Balance, December 31, 2013	147,167	2.09

Total stock compensation expense was $700,715 and $311,211 in 2013 and 2012, respectively. As of December 31, 2013 the total compensation cost related to nonvested options awards not yet recognized was $168,000. That cost will be recognized over a weighted average period of nine months. Proceeds from the exercise of options in 2013 were $24,000 and the intrinsic value of options exercised in 2013 was $96,000.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

11. Related Party Transactions

Balances with related parties consisting of members of the Board of Directors (collectively Affiliates) for borrowings and warrants as of December 31 were as follows:

	2013	2012

Debt held by related parties	$2,362,561	$4,869,551
Interest paid to related parties	$125,000	$9,393
Related party interest expense	$120,687	$448,732
Warrants held by related parties	942	791,998

12. Concentrations

The Company has relied on two vendors to provide technology and licensing components that are critical to its RDC solution. In December 2013 the Company’s relationship with one of these vendors was terminated. The Company believes that it has adequate alternatives to replace this technology without a material impact to the business.

13. Subsequent Events

Reverse Merger

On February 12, 2014, the Company completed a merger transaction with DE Acquisition 2, Inc.  (“DE2”), a public company with no operations. Pursuant to the terms of the merger, each share of the Company’s common stock that was issued and outstanding at such time was cancelled and converted into shares of 10.9532 (the “exchange ratio”) shares of DE2’s common stock. As a result of the merger, all of the Company’s outstanding warrants and stock options at the time were converted and exchanged for warrants and stock options of DE2. The number of shares subject to and exercise prices of DE2 convertible securities issued under the exchange was determined by application of the exchange ratio to the terms of the Cachet convertible debt and options outstanding as of the Merger date. Subsequently DE2 changed its name to Cachet Financial Solutions, Inc. (“New Cachet”).

On dates up to 30 and 120 days following the merger, additional shares may be issued to those DE2 shareholders immediately prior to the merger, for no additional consideration, such that they will hold 3% of the fully diluted shares outstanding as of those dates.

The fair value of estimated consideration paid to DE2 in exchange for the 3% interest is estimated to be $507,000 plus the long term debt assumed of $85,105. As DE2 had no tangible or identifiable intangible assets at the time of the Merger, and recognition of goodwill is not permitted in this type of merger transaction, no assets were recorded as a result of the Merger.

Additional Borrowing – Working Capital

Subsequent to December 31, 2013 and through March 27, 2014 the Company borrowed an additional $1 million for working capital purposes from certain directors and existing shareholders of the Company.   Of these borrowings $300,000 is due in February 2015. The loan agreements provide for issuance of shares, in lieu of the payment of interest, in an amount equal to 20% of the face amount of the note with the value per share used to determine the number of shares based upon a planned offering of the Company’s common stock. The remaining $700,000 ($550,000 of which was from directors) is due upon the earlier of the availability of sufficient funds as determined by the noteholder or February 2015. These notes bear interest at 10% .  The Company also borrowed another $100,000 under the Convertible Term Loan due December 2016 and was advanced $265,000 from Directors. The Company also issued warrants to purchase 821,250 shares of common stock at $1.45 per share.

CACHET FINANCIAL SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS

On March 24, 2014 the Company entered into a new loan agreement with its bank and borrowed $330,000. The proceeds of the borrowing were used to repay the balance owed on installment note payable at the time of $122,000, with the remainder used for working capital. The loan is due  on demand and is being repaid  in monthly installments of $9,903. Interest is at the prime rate plus 1% with a floor of 5%. The loan is guaranteed by certain of the Company’s Directors.

Business Acquisition and Related Borrowing

In December 2013, the Company agreed to acquire certain assets and operations of a technology services company with capabilities and relationships in the mobile banking industry. On March 4, 2014, the Company closed on the acquisition.  The cash consideration paid at closing was $1.125 million with the potential for an additional $1.0 million upon the occurrence of certain events. The purchase price, including the contingent consideration, will be allocated based upon the fair value of assets acquired and liabilities assumed upon completion of an appraisal of the assets and liabilities. The Company currently expects that the majority of the asset value will be assigned to proprietary technology and customer relationships acquired and that liabilities assumed will be immaterial. In conjunction with the closing of the acquisition, the Company borrowed $1.5 million from a director to fund the purchase price. The terms of the loan agreement provide for a maturity date of May 15, 2014 and interest at an annual rate of 24%. In the event of default the interest rate increases to an annual rate of 48%. This loan is secured by all assets of the Company. The loan agreement also provides for the issuance of common shares to the lender in an amount equal to 12.5% of the original loan amount. In the event any balance remains outstanding after April 4, 2014 the Company will be required to issue additional shares.

Extension of Debt Terms and Debt Conversion

In March 2014 the forbearance agreement with the Senior Secured lender was extended to May 12, 2014. In consideration for the extension the Company agreed to issue $1 million of the Company’s common stock, the number of shares to be determined by reference to lowest per share price in the Company’s planned offering of common stock. In addition, in March 2014 the Company made a $250,000 payment to the lender to be applied to outstanding indebtedness.

In March 2014 the maturity dates of certain of the Company’s notes aggregating $1.025 million that were scheduled to mature in March 2014 were extended to February 2015.  The December 31, 2013 balance sheet reflects the extension of the maturity dates.

In January 2014 an additional $333,000 in debt and $654,000 in accrued interest were converted into common shares at a conversion rate of $4.00 per share.